UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2003

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant's name into English)

7 Curzon Street
London W1J 5HG
England
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F [X] Form 40-F [ ]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [ ] No [X]

      The following exhibits are furnished as part of this Form 6-K:

Exhibit Number	Description
99.1	Press Release
99.2	Amarin Corporation plc Interim financial statements as of and for the three months and nine months ended 30 September 2003 and 2003 (Unaudited)

      This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein and (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC
By: /s/ RICHARD A. B. STEWART Name: Richard A. B. Stewart Title: Chief Executive Officer

Date: December 4, 2003

Table of Contents

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release
99.2	Amarin Corporation plc Interim financial statements as of and for the three and nine months ended 30 September 2003 and 2002 (Unaudited)

2